SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2004

                     China Petroleum & Chemical Corporation
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  ___X___            Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes ____                      No___X___

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
)
         N/A

This Form 6-K consists of:

         An announcement on proposed amendments to the articles of association made on April 2, 2004, in English of China Petroleum & Chemical Corporation (the "Registrant").

                                    SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        China Petroleum & Chemical Corporation



                                                               By: /s/ Chen Ge

                                                                 Name: Chen Ge

                                    Title: Secretary to the Board of Directors



Date: April 2, 2004

--------------------------------------------------------------------------------
         THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION
--------------------------------------------------------------------------------

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or to the bank, licensed securities dealers or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



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                                [GRAPHIC OMITTED]

                    CHINA PETROLEUM & CHEMICAL CORPORATION

 (a joint stock limited company incorporated in the People's Republic of China)

                                (Stock Code: 386)


               PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION









-------------------------------------------------------------------------------

A notice convening an annual general meeting of Sinopec Corp. ("AGM") to be held at Beijing Continental Grand Hotel International Convention Center, No. 8 Beichendong Road, Chaoyang District, Beijing, China at 9.00 a.m. on Tuesday, 18 May 2004 is set out on pages 82 to 86 of the 2003 annual report of Sinopec Corp. dispatched together with this circular. Whether or not you are able to attend the AGM, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the AGM.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish.

                                                                 2 April 2004

-------------------------------------------------------------------------------
                                    CONTENTS
-------------------------------------------------------------------------------



                                                                         Page

Definitions ................................................................1

Letter from the Chairman

      1.    Introduction .................................................. 2

      2.    Proposed Amendments to the Articles of Association ............ 3

      3.    Recommendation ................................................ 9

      4.    AGM ...........................................................10

      5.    General .......................................................10

-------------------------------------------------------------------------------
                                   DEFINITIONS
-------------------------------------------------------------------------------



      In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:


"AGM" the 2003 annual general meeting of Sinopec Corp. to be held at Beijing Continental Grand Hotel International Convention Center, No. 8 Beichendong Road, Chaoyang District, Beijing, China at 9.00 a.m. on Tuesday, 18 May 2004 for the shareholders of Sinopec Corp. to consider and approve the resolutions set out in the notice of the annual general meeting

"Articles                          of Association" the Articles of Association
                                   of Sinopec Corp.

"Board"                            the board of directors of Sinopec Corp.

"CSRC" China Securities Regulatory Commission of the PRC

"Directors"                        the directors of Sinopec Corp.

"Hong Kong" the Hong Kong Special Administrative Region of the People's Republic of China

"PRC"                              the People's Republic of China

"Rules and Procedures for the      Sinopec Corp.'s Rules and Procedures for the
   Board of Directors' Meetings"   Board of Directors' Meetings

"Rules and Procedures for the      Sinopec Corp.'s Rules and Procedures for the
   Shareholders' General           Shareholders' General Meetings
   Meetings"

"Sinopec Corp."                    China Petroleum & Chemical Corporation,  a
                                   joint stock limited company incorporated in the PRC with limited liability

"SASMC"                            State Assets Supervisory Management
                                   Commission of the PRC

"Stock Exchange"                   The Stock Exchange of Hong Kong Limited

--------------------------------------------------------------------------------
                           LETTER FROM THE CHAIRMAN
--------------------------------------------------------------------------------


                               [GRAPHIC OMITTED]

                    CHINA PETROLEUM & CHEMICAL CORPORATION
 (a joint stock limited company incorporated in the People's Republic of China)

Directors:                                    Registered Office:
Chen Tonghai                                  A6, Huixindong Street
Wang Jiming                                   Chaoyang District
Mou Shuling                                   Beijing, 100029
Zhang Jiaren                                  People's Republic of China
Cao Xianghong
Liu Genyuan                                   Place of Business in Hong Kong:
Liu Kegu                                      12th Floor,
Fan Yifei                                     Office Tower Convention Plaza
                                              1 Harbour Road
Independent Directors:                        Wan Chai
Chen Qingtai                                  Hong Kong
Ho Tsu Kwok Charles
Shi Wanpeng
Zhang Youcai

Employee Representative Director:
Cao Yaofeng

                                  2 April 2004

To the Shareholders

Dear Sir or Madam,

               PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1.    INTRODUCTION

      On 29 March 2004, Sinopec Corp. announced that it proposed to amend the Articles of Association of Sinopec Corp. (including the Rules and Procedures for the Shareholders' General Meetings and the Rules and Procedures for the Board of Directors' Meetings) in accordance with the "Notice on Certain Issues relating to Regulating Fund Transfers between a Listed Company and Connected Parties and External Guarantees of Listed Companies" (Zheng Jian Fa [2003] No.56) jointly issued by the CSRC and the SASMC on 28 August 2003, and the revised Listing Rules of the Stock Exchange which will come into effect on 31 March 2004.

      In addition, both the current Articles of Association and the Rules and Procedures for the Board of Directorsi| Meetings stipulated that Sinopec Corp. should formulate "Detailed Rules on the Work of the Secretary to the Board of Directors". As Sinopec Corp. already formulated the "Rules on Corporate Information Disclosure" and "Rules on Corporate Investor Relations" in December 2003 in accordance with the requirements of the relevant PRC regulatory authorities, there will be an unnecessary duplication of the contents if the "Detailed Rules on the Work of the Secretary to the Board of Directors" are formulated again separately. Accordingly, Sinopec Corp. also announced that it proposed to remove references to the formulation of the "Detailed Rules on the Work of the Secretary to the Board of Directors" in the Articles of Association and Rules and Procedures for the Board of Directors' Meetings.

      The purpose of this circular is to provide you with the information and the recommendation of the Directors in respect of the proposed amendments to the Articles of Association (including the Rules and Procedures for the Shareholders' General Meetings and the Rules and Procedures for the Board of Directors' Meetings).

2.    PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

2.1 Addition of clauses in relation to external guarantees in the Articles of Association and its schedules in accordance with the "Notice on Certain Issues relating to Regulating Fund Transfers between a Listed Company and Connected Parties and External Guarantees of Listed Companies"

      The China Securities Regulatory Commission and the State Assets Supervisory Management Commission jointly issued the "Notice on Certain Issues relating to Regulating Fund Transfers between a Listed Company and Connected Parties and External Guarantees of Listed Companies" (Zheng Jian Fa [2003] No.56) on 28 August 2003 which requires that: "the Articles of Association of a listed company shall make stipulations for the examination and approval procedures of external guarantees and creditworthiness standards of the guaranteed objects. External guarantees shall obtain the consent upon signing of more than two-thirds of all the members of the board of directors or approval at the shareholders' meeting; shall not directly or indirectly provide debt guarantees for guaranteed objects with an asset-liability ratio of more than 70%."

      2.1.1 The new rules requires that, when members of the board of directors vote on the external guarantee matters, the same shall obtain consent of more than two-thirds of the directors. In order to reflect the new requirements:

            2.1.1.1 Article 107 of the Articles of Association will be amended as follows:

                   (1) Sub-paragraph (8) of Section 1 "to determine the risks investment and security (including pledging of assets) of the Company according to the authority given in the shareholders' general meeting;"

                        shall be amended as follows: "to determine the risks investments of the Company according to the authority given in the shareholder's general meeting";

                        A sub-paragraph shall be inserted as sub-paragraph (9):
                        "to determine external guarantees (including pledging of assets) of the Company according to the authority given in the shareholder's general meeting";

                        The original sub-paragraphs (9) to (19) shall become sub-paragraphs (10) to (20) accordingly.

                  (2) Section 2: "Other than the board of directors' resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (13) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors' resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors."

                        shall be amended as follows: "Other than the board of directors' resolutions in respect of the matters specified in sub-paragraphs (6), (7), (9) and (14) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors' resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors."

            2.1.1.2 Article 2 of the Rules and Procedures for the Board of Directors' Meetings will be amended as follows:

                   (1) Sub-paragraphs (8) of Section 1 of Article 2 "to determine the risks investment and security (including pledging of assets) of the Company according to the authority given in the shareholders' general meeting";

                        shall be amended as follows: "to determine the risks investment of the Company according to the authority given in the shareholder's general meeting";

                        The following shall be inserted as sub-paragraph (9):
                        "to determine matters relating to external guarantees (including pledging of assets) of the Company according to the authority given in the shareholder's general meeting";

                        The original sub-paragraphs (9) to (19) shall become sub-paragraphs (10) to (20) accordingly.

                   (2) A sub-paragraph (3) shall be inserted after sub-paragraph (2) of section 4 of Article 33: "to determine to provide external guarantees".

                   (3) The original sub-paragraph (3) of section 4 of Article 33 "to formulate proposals for any amendment to the Company's Articles of Association" shall become sub-paragraph (4) of section 4 of Article 33 accordingly, and the same shall be amended as follows:
                        "to formulate proposals for any amendment to the Articles of Association and its schedules".

            2.1.2 The total amount of external guarantees of the Company shall not exceed 50% of the net assets stated on the consolidated accounting statements of the latest accounting year, and the Company shall not directly or indirectly provide debt guarantees for guaranteed objects with an asset / liability ratio of more than 70%. In order to reflect the new rules,
                  Article 13(3) of the Rules and Procedures for the Shareholders' General Meetings will be amended as follows:

                  Paragraph 1: "The Company shall not provide guarantees for its shareholders, controlling subsidiaries of its shareholders, subsidiary enterprises of shareholders or personal liability. If the Company provides guarantees to others, the guaranteed person shall provide counter-guarantee to the Company or take other necessary risk preventive measures."

                  shall be amended as follows: "The Company shall not provide guarantees for its shareholders, controlling subsidiaries of its shareholders, subsidiary enterprises of shareholders or personal liability and shall not directly or indirectly provide liability guarantee for debtors with an asset to liability ratio exceeding 70%. If the Company provides guarantees to others, the guaranteed person shall provide counter-guarantee to the Company or take other necessary risk preventive measures. The total amount of external guarantees of the Company shall not exceed 50% of the net assets stated in the consolidating accounting statements of the latest accounting year of the Company."

      2.2 Addition of clauses in relation to shareholders' meetings and board meetings in the Articles of Association and its schedules in accordance with Appendix 3 and other provisions of the Listing Rules of the Hong Kong Stock Exchange

            The Stock Exchange has revised its Listing Rules based on the results of the "Consultation Conclusions on Proposed Amendments to the Listing Rules Relating to Corporate Governance Issues". The new changes require listed companies to amend certain provisions of its Articles of Association. The revised Listing Rules will come into effect on 31 March 2004.

            2.2.1 Where any shareholder is subject to voting restrictions under the Listing Rules, any votes cast by or on behalf of such shareholder in contravention of such restriction shall not be counted. To reflect this new requirement, the Articles of Association will be amended as follows:

                  2.2.1.1 the Articles of Association will be amended as follows:

                              A section shall be inserted in Article 74 as
                              section 2: "If any shareholder are required to abstain from voting or may only vote for or against a matter according to the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited, any vote by such shareholder or his proxy in violation of the relevant rules or restrictions referred to above shall not be counted in the voting results."

                  2.2.1.2 the Rules and Procedures for the Shareholders' General Meetings will be amended as follows:

                              A section shall be inserted in Article 62 as
                              section 2: "If any shareholder are required to abstain from voting or may only vote for or against a matter according to the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited, any vote by such shareholder or his proxy in violation of the relevant rules or restrictions referred to above shall not be counted in the voting results."

            2.2.2 The written notice for nomination of directors (including independent and non-independent directors) should be submitted to the Company at least 7 days before shareholders' general meeting, and the period to which the Company will allow shareholders to submit the notification and other documents (which period will commence on the next day after the notice of general meeting is dispatched) should be at least 7 days. To reflect this new requirement, the Articles of Association will be amended as follows:

                   (1) Sub-paragraph (4) of Article 100: "if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in an AGM of the Company for election of independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraphs (1) and (2) above shall be delivered to the Company seven (7) days before the AGM".

                        shall be amended as follows: "if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in a general meeting of the Company according to law for election of independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraphs
                        (1) and (2) above shall be delivered to the Company not less than seven (7) days before the general meeting, and the period granted by the Company for lodging the above notice and documents by the relevant nominator (such period shall commence from the date after the issue of the notice of the general meeting) shall not be less than seven (7) days".

                   (2) Sub-paragraph (3) of Article 101: "if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in an AGM of the Company for election of non-independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company seven (7) days before the AGM"

                        shall be amended as follows: "if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in a general meeting of the Company according to law for election of non-independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company not less than seven (7) days before the general meeting, and the period granted by the Company for lodging the above notice and documents by the relevant nominator (such period shall commence from the date after the issue of the notice of the general meeting) shall not be less than seven (7) days".

            2.2.3 If a director or his associate (as defined in the Listing
                  Rules) have a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors and shall not be counted as part of the quorum. To reflect this new requirement, the Articles of Association will be amended as follows:

                  2.2.3.1 the Articles of Association will be amended as follows:

                              Section (2) of Article 157 "Directors shall not vote on the contract, transaction and arrangement where they own the major rights and interests, and shall not be listed in the quorum of the meeting"

                              shall be amended as follows: "If a director or his associate (as defined in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited) have a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting."

                  2.2.3.2 the Rules and Procedures for the Board of Directors' Meetings will be amended as follows:

                              Section 7 of Article 33: "In voting on the
                              Company's connected transactions by the board of directors, the connected directors who have interests in the transactions shall abstain from voting. Where resolutions cannot be reached due to the abstention from voting of the connected directors, the relevant motions shall be submitted directly to the shareholders' general meeting for examination."

                              shall be amended as follows: "If a director or his associate (as defined in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited) have a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting. Where resolutions cannot be reached due to the abstention from voting of the connected directors, the relevant motions shall be submitted directly to the shareholders' general meeting for examination."

            2.2.4 Any vote of shareholders taken at a general meeting to approve connected transactions, transactions that are subject to independent shareholders' approval, and any other transaction in which a shareholder has a material interest and is therefore required to abstain from voting, must be taken on a poll. To reflect this new requirement, the Articles of Association will be amended as follows:

                  Paragraph 1 of Section 1 of Article 76: "At any shareholders' general meeting, a resolution shall be decided on a show of hands unless a poll is demanded:"

                  shall be amended as follows: "At any shareholders' general meeting, a resolution shall be decided on a show of hands unless a poll is demanded or otherwise required by the listing rules of the stock exchanges on which the Company's shares are listed".

      2.3 Removing references to the formulation of the "Detailed Rules on the Work of the Secretary to the Board of Directors" in the Articles of Association and its schedules

            In addition, both article 119 of the current Articles of Association and article 20 of the Rules and Procedures for the Board of Directors' Meetings stipulated that Sinopec Corp. should formulate "Detailed Rules on the Work of the Secretary to the Board of Directors". As Sinopec Corp. already formulated the "Rules on Corporate Information Disclosure" and "Rules on Corporate Investor Relations" in December 2003 in accordance with the requirements of the relevant PRC regulatory authorities and that the Articles of Association and the Rules and Procedures for the Board of Directors' Meetings already contain relatively detailed description of the duties and work procedures of the Secretary to the Board of Directors, there will be an unnecessary duplication of contents if the "Detailed Rules on the Work of the Secretary to the Board of Directors" are formulated again separately. Accordingly, Sinopec Corp. proposes to remove references to the formulation of the "Detailed Rules on the Work of the Secretary to the Board of Directors" in the Articles of Association and Rules and Procedures for the Board of Directors' Meetings.

            2.3.1 the Articles of Association will be amended as follows:

                  Section 1 of Article 119: "The Company shall have one (1) secretary of the board of directors. The secretary shall be a senior officer of the Company accountable to the Company. The Company shall draw up "Work Regulations for the Secretary of the Board" to promote the management of the Company and make provisions for disclosure of information."

                  shall be amended as follows: "The Company shall have one (1) secretary of the board of directors. The secretary shall be a senior officer of the Company accountable to the Company. The Company shall formulate regulations in relation to the work of the Secretary of the Board to promote the management of the Company and make provisions for disclosure of information and investor relationship."

            2.3.2 the Rules and Procedures for the Board of Directors' Meetings
                  will be amended as follows:

                  Article 20: "The Company shall formulate the "Work Regulations for the Secretary of the Board", which shall set out detailed provisions in respect of the duties and responsibilities, roles, and the daily working body of the secretary of the board of directors. Those Regulations shall come into effect upon the submission to, and the approval of, the board of directors."

                  shall be amended as follows: "The Company shall formulate regulations in relation to the work of the secretary of the board, and perform the work for disclosure of information and investor relationship. The relevant system shall be effective after reporting to the board of directors for approval."

3.    RECOMMENDATION

      The Directors consider that the proposed amendments to the Articles of Association (including the Rules and Procedures for the Shareholders' General Meetings and the Rules and Procedures for the Board of Directors' Meetings) are fair and reasonable so far as the Shareholders are concerned and accordingly recommend the Shareholders to consider the above proposed amendments and to vote in favour of the resolutions which will be proposed at the 2003 AGM.

4.    AGM

      You will find on pages 82 to 86 of the 2003 annual report of Sinopec Corp. dispatched together this circular a notice of the 2003 AGM to be held at Beijing Continental Grand Hotel International Convention Center, No.8 Beichendong Road, Chaoyang District, Beijing, China at 9.00 a.m. on Tuesday, 18 May 2004.

      A form of proxy for use in connection with the AGM is enclosed in the 2003 annual report of Sinopec Corp. dispatched together this circular. Whether or not you are able to attend the meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

5.    GENERAL

      According to the Articles of Association of Sinopec Corp., the register of members of Sinopec Corp. will be closed from 19 April 2004 to 18 May 2004 (both dates inclusive). Shareholders should note that during such period no H share transfer will be registered.

      Holders of Sinopec Corp.'s H shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by Sinopec Corp. at the close of business on Monday, 19 April 2004 are eligible to attend the AGM.

      Holders of H shares and domestic shares intending to attend the AGM should return the reply slip for attending the AGM to Sinopec Corp. on or before Wednesday, 28 April 2004.

      The relevant information relating to the amendments to the Articles of Association are available for consideration by the holders of domestic shares at the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

                                                     Yours faithfully
                                          China Petroleum & Chemical Corporation
                                                       Chen Tonghai
                                                         Chairman

                               [GRAPHIC OMITTED]

                    CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                                  -----------------------------
                                                  Number of Shares related
                                                  to this proxy form (note 1)
                                                  -----------------------------


I (We) (note 2)________________________________________________________________
of ____________________________________________________________________________
being the holder(s) of (note 1)________________________________________________
H Share(s)/domestic Share(s)(note 3) of RMB1 each of China Petroleum & Chemical Corporation ("Sinopec Corp.") now appoint (note 4) (I.D. No.: _________________ of ___________________)/the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the annual general meeting of Sinopec Corp. for the year 2003 ("AGM") to be held at 9:00 a.m. on Tuesday, 18 May 2004 at Beijing Continental Grand Hotel International Convention Center, No.8 Beichendong Road, Chaoyang District, Beijing, PRC for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the AGM. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion. (note 5)


                                Ordinary Resolutions:                                    For          Against
                                                                                       (note 5)       (note 5)

1.     to consider and approve the report of the Board of Directors of Sinopec
       Corp. for the year ended 31 December 2003

2. to consider and approve the report of the Supervisory Committee of Sinopec Corp. for the year ended 31 December 2003

3. to consider and approve the audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2003

4. to consider and approve Sinopec Corp.'s 2003 profit appropriation plan and the final dividend

5. to re-appoint Messrs. KPMG Huazhen and KPMG as the PRC and international auditors, respectively, of Sinopec Corp. for the year 2004 and to authorise the Board of Directors to fix their remuneration

Special Resolutions:                                                                     For          Against
                                                                                        (note 5)      (note 5)

1. to authorise the board of directors to allot and issue new foreign shares listed overseas

2.     to amend the Articles of Association and its schedules


Date: _______________________________2004                  Signature:_________________________________(note 6)

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

2.    Please insert full name(s) and address(es) in BLOCK LETTERS.

3.    Please delete as appropriate.

4. Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to his proxy form must be signed by the signatory.

5. Attention: If you wish to vote FOR any resolution, please indicate with a "6" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "6" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.

6. This form of proxy must be signed under hand by you or your attorney duly authorized on your behalf. If the appointor is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

7. This form of proxy together with the power of attorney or other authorization document(s) which have been notarised must be delivered, in the case of holders of domestic shares, to Sinopec Corp. at A6 Huixindong Street, Chaoyang District, Beijing 100029, the People's Republic of China or, in the case of holders of H Shares, to Hong Kong Registrars Limited at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong at least 24 hours before the time designated for the holding of the AGM.

                               [GRAPHIC OMITTED]

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

          Reply Slip for the Annual General Meeting for the Year 2003

I(We)(1) ______________________________________________________________________
of ____________________________________________________________________________
being the holder(s) of (2) ____________________________________________________
H Share(s)/domestic share(s) of RMB 1.00 each in the capital of China Petroleum & Chemical Corporation ("Sinopec Corp.") hereby confirm that I(we) or my proxy wish to attend the annual general meeting of Sinopec Corp. for the year 2003 (the "AGM") to be held at Beijing Continental Grand Hotel International Convention Center, No.8 Beichendong Road, Chaoyang District, Beijing China at 9:00 a.m. on Tuesday, 18 May 2004.






Signature(s): ____________________________

Date: ____________________________________




Notes:

1. Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in block letters.

2.    Please insert the number of shares registered under your name(s).

3. The completed and signed reply slip should be delivered to Sinopec Corp. by hand, by post or by fax at A6 Huixindong Street, Chaoyang District, Beijing 100029, (Fax no.: (+86)10 6499 0022) such that the same shall be received by Sinopec Corp. on or before Wednesday, 28 April 2004. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.